Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-253451

Issuer Free Writing Prospectus, dated October 5, 2021

THE WILLIAMS COMPANIES, INC.

$600,000,000 2.600% Senior Notes due 2031

$650,000,000 3.500% Senior Notes due 2051

PRICING TERM SHEET

Dated: October 5, 2021

Issuer:	The Williams Companies, Inc.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB

Pricing Date:	October 5, 2021

Settlement Date:	October 8, 2021 (T + 3)

Use of Proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, which may include, together with cash on hand, repaying the $1.25 billion aggregate principal amount of our 3.600% Senior Notes due 2022 (the “2022 Notes”). The 2022 Notes bear interest at 3.60% per annum and mature on March 15, 2022.

	Notes due 2031	Notes due 2051
Security Type:	$600,000,000 2.600% Senior Notes due 2031	$650,000,000 3.500% Senior Notes due 2051

Maturity Date:	March 15, 2031	October 15, 2051

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2022	April 15 and October 15, commencing April 15, 2022

Principal Amount:	$600,000,000	$650,000,000

Benchmark Treasury:	UST 1.250% due August 15, 2031	UST 2.375% due May 15, 2051

Benchmark Treasury Price:	97 - 14	106 - 09

Benchmark Treasury Yield:	1.531%	2.089%

Spread to Benchmark Treasury:	+ 95 bps	+ 142 bps

Re-Offer Yield:	2.481%	3.509%

Coupon:	2.600%	3.500%

Public Offering Price:	100.973% of the principal amount, plus accrued interest from, and including September 15, 2021 to, but excluding, October 8, 2021 in the amount of $996,666.67	99.833% of the principal amount

Make-Whole Call:	T+ 20 bps (prior to December 15, 2030)	T+25 bps (prior to April 15, 2051)

Par Call:	On or after December 15, 2030	On or after April 15, 2051

CUSIP / ISIN:	969457 BY5 / US969457BY52	88339W AA4 / US88339WAA45

Joint Book-Running Managers:	Barclays Capital Inc.
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	BofA Securities, Inc.
BOK Financial Securities, Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about October 8, 2021, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, Truist Securities, Inc. toll-free at 800 685-4786. Wells Fargo Securities, LLC toll-free at 1-800-645-3751